SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

                      Entergy-Koch, LP
                   20 East Greenway Plaza
                     Houston, TX  77046

     This certificate is notice that Entergy-Koch, LP, a Delaware limited partnership (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Assumption of liability on
             promissory note issued by EK Holding
             I, LLC to Entergy Power
             International Holding Corporation on
             January 31, 2001 and assigned by EK
             Holding I, LLC to Entergy-Koch, LP
             on January 31, 2001.

      2.     Issue, renewal or guaranty:
             See "1" above

      3.     Principal amount of each security:
             $106,000,000

      4.     Rate of interest per annum of each
             security:
             100 Basis points plus Monthly LIBOR
             Rate (as defined therein)

      5.     Date of issue, renewal or guaranty
             of each security:
             January 31, 2001

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             May 31, 2001

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Power International Holdings
             Corporation (Holder of promissory
             note being assumed)

      9.     Collateral given with each security,
             if any:
             A security interest in all accounts
             receivable contributed by EK Holding
             I, LLC pursuant to the Amended and
             Restated Contribution Agreement by
             and among Koch Energy, Inc., Entergy
             Power International Holdings
             Corporation, EK Holding I, LLC and
             EK Holding II, LLC.

     10.     Consideration received for each
             security:
             $106,000,000

     11.     Application of proceeds of each
             security:
             Part of the initial capitalization
             of  Entergy-Koch, LP.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48: X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52.



                            ENTERGY-KOCH, LP

                            BY:    /s/ Chris Bernard
                                     Chris Bernard
                                   Sr. Vice President

Date: February 21, 2001